EXHIBIT 99.15

VIA EDGAR

TO:	United States Securities and Exchange Commission

Re:	Asanko Gold Inc. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the financial year ended December 31, 2016, and any amendments thereto (the “Annual Report”), as filed by the Company with the United States Securities and Exchange Commission. The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the financial year ended December 31, 2016 (the “Annual Information Form”), and the Management’s Discussion and Analysis for the year ended December 31, 2016 (the “MD&A”).

I, Malcolm Titley, CSA Global Pty Ltd Principal Geologist, DO HEREBY CONSENT, to:

  the use of my name and the disclosure of me in the Annual Information Form as the person responsible for approving the new mineral resource estimates for the Nkran deposit and the Dynamite Hill deposit, each forming part of the Asanko Gold Mine located in Ghana, West Africa;

  the use of my name and the disclosure of me as the person responsible for verifying of certain scientific and technical information contained in the MD&A in respect of the Asanko Gold Mine; and

  the inclusion and incorporation by reference of such information in the Annual Report.

Dated March 15, 2017

/s/ Malcolm Titley
Malcolm Titley, AIG